                                                                    EXHIBIT 99.2


                        EXCLUSIVE DISTRIBUTOR AGREEMENT

     This Exclusive Distributor Agreement ("Agreement") is made as of the 1st
                                            ---------
day of June, 1995 (Effective Date") by and between EyeSys Technologies, Inc., a
                   --------------
Delaware corporation having its principal place of business at 2776 Bingle Road, Houston, Texas 77055 ("EyeSys") and Nidek Co., Ltd., a Japanese company having
                       ------
its principal place of business at 34-14 Maehama, Hiroishi-cho, Gamagori,
Aichi 443 Japan (Nidek").
                 -----

     WHEREAS, EyeSys manufactures corneal topography systems which combine computer hardware and software for use by ophthalmologists in determining, among other things, the contour and shape of a cornea;

     WHEREAS, Nidek previously served as EyeSys's exclusive distributor for EyeSys products in Japan during the period from October 29, 1992 through October 28, 1994 pursuant to that certain Exclusive Distributor Agreement dated as of October 29, 1992 through October 29, 1992 by and between EyeSys and Nidek (the "Old Distributor Agreement");
 -------------------------

     WHEREAS, the Old Distributor Agreement expired by its terms on October 28, 1994;

     WHEREAS, Nidek wishes again to be appointed as EyeSys's exclusive distributor for EyeSys products in Japan, and EyeSys is willing to grant such appointment on the terms and conditions contained herein;

     WHEREAS, Nidek manufacturers refractive laser medical device systems which are utilized in eye surgery; and

     WHEREAS, Nidek and EyeSys wish to enter into an agreement pursuant to which Nidek may sell EyeSys systems in conjunction with sales of Nidek systems;

     NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   DEFINITIONS
     -----------

     1.1  "Products" will mean the products listed in Exhibit A attached
           --------                                   ---------
hereto, including any Software included therein or any field replaced spare parts (Spare Parts") therefore.
       -----------

     1.2  "Software" will mean those Products which consist of computer
           --------
software, and any computer software which is included in a Product, in object code format, including accompanying documentation, and any upgrades, enhancements and corrections made available to Nidek by EyeSys.

     1.3  "Software Update" shall mean a new release of a software product that
           ---------------
is not a Software Upgrade, which includes bug fixes, error corrections and other minor changes in features and






















           --------                                   ---------
functionality and which EyeSys makes generally available to its end-user customers as set forth under the definitions of Enhancement Release in EyeSys' Hardware and Software Sales, Support and Obsolescence Policy, attached hereto as Exhibit D.

     1.4  "Software Upgrade" shall have the same meaning as an Upgrade Release
           ----------------
as defined in EyeSys' Hardware and Software Sales, Support and Obsolescence Policy, attached hereto as Exhibit D.

     1.5  "Territory" shall mean that geographic area identified in
           ---------
Exhibit B attached hereto.
---------

     1.6 All references in this Agreement to the "sale" of or "selling" Products, with respect to hardware, shall mean the sale of such hardware, and with respect to Software, shall mean the granting of a nonexclusive license to use such Software or copies of such Software shall mean the obtaining of a nonexclusive license to use such Software.


2. APPOINTMENT
   -----------

     2.1  Appointment.  Subject to the terms and conditions set forth herein,
          -----------
EyeSys hereby appoints Nidek as EyeSys's exclusive distributor for the Products in the Territory, and Nidek hereby accepts such appointment. As EyeSys' exclusive distributor, Nidek shall have the right to obtain Products from EyeSys and to market and distribute such Products to customers in the Territory.

     2.2  Territorial Responsibility.  Nidek shall use its best efforts and
          --------------------------
pursue aggressive sales policies and procedures in order to realize the maximum sales potential for the Products in the Territory. Nidek agrees that it will not sell the Products, directly or indirectly, to customers located outside the Territory without the written approval of EyeSys, which EyeSys may give or withhold in its sole and absolute discretion. Except as provided for in Section
2.11 hereof, Nidek shall not advertise, market or promote the Products outside the Territory without the prior written consent of EyeSys.

     2.3  Software License.  Subject to the terms and conditions of the License
          ----------------
Agreement concurrently entered into by the parties (as hereinafter defined), EyeSys hereby grants Nidek a nonexclusive, nontransferable license to distribute copies of the Software which are, or which are included with, Products as purchased from EyeSys hereunder solely to end users in the Territory or as provided in Section 2.11 hereof. Where the Software is included as a component of a Product together with hardware provided by EyeSys, Nidek shall have no right to distribute such Software separately from the EyeSys hardware, nor shall it permit any third party to do so.

     2.4  End User License.  Distribution of Software shall be subject to the
          ----------------
standard end user license agreement ("End User Agreement") included with each Software Product, a copy of which is attached hereto as Exhibit C, or such other form as EyeSys may require from time to time. Nidek shall provide EyeSys on a quarterly basis with a list of such customers and installation dates and shall certify to EyeSys that all such customers have received an End User Agreement. EyeSys agrees that it shall not contact any of the Software end users who are identified in such customer lists provided to EyeSys by Nidek during the term of this Agreement. Nidek shall have no authority to alter any terms of the End User License Agreement without EyeSys's prior written authorization. failure to deliver such customer lists or certify customer receipt of the End User Agreements shall constitute a breach of this Agreement.

     2.5  Subdistributors.  Nidek may exercise its right to distribute the
          ---------------
Products through subdistributors, resellers, and other third party distributors ("Subdistributors") subject to each such Subdistributor executing a written
  ---------------
agreement containing, at a minimum, provisions at least as protective of EyeSys as those set forth in this Agreement (a "Subdistributor Agreement"). Nidek will
                                         ------------------------
provide EyeSys with copies of Subdistributor Agreements upon request.


     2.6  Enforcement.  Nidek will use its best efforts to ensure that all
          -----------
Subdistributors and all end users abide by the terms of the Subdistributor Agreements and End User Agreements, as applicable, and, upon request by EyeSys, will keep EyeSys apprised of its activities to enforce such provisions with particular Subdistributors and/or end users. in addition, Nidek shall ensure that EyeSys will have the right to enforce such agreements as a third party beneficiary, and Nidek agrees that (i) EyeSys may join Nidek as a named plaintiff in any suit brought by EyeSys against Subdistributors or end users and
(ii) Nidek will take such other actions, give such information and render such aid, as may be necessary to allow EyeSys to bring and prosecute such suits.


     2.7  Reserved Rights.  Notwithstanding anything herein to the contrary,
          ---------------
EyeSys reserves the right to sell Products, directly or indirectly (i) to customers within the Territory pursuant to an International Corporate Accounts Program and (ii) to other customers within the Territory pursuant to original equipment manufacturing arrangements or other similar "bundling or joint development" arrangements with third parties where Products are to be sold in connection with the sale of a medical device or medical equipment manufactured by a third party or as a result of a joint venture project with a third party ("Excluded Sales"). Nidek shall only be entitled to receive a commission on any
  --------------
such sales in the Territory in a manner to be determined by EyeSys in its sole discretion.


     2.8  Conflict of Interest.
          --------------------

          (a) Nidek represents and warrants to EyeSys that it has not developed any Competing Products (as hereinafter defined), and during the term of this Agreement it will not develop any Competing Products, other than as expressly permitted pursuant to the terms and conditions of that certain Settlement Agreement and Mutual Release dated as of the date hereof by and between EyeSys and Nidek (the "Settlement Agreement") and that certain License Agreement dated
                --------------------
as of the date hereof by and between EyeSys and Nidek (the "License Agreement").
                                                            -----------------
Nidek represents and warrants to EyeSys that it does not currently manufacture, distribute, market, represent or promote, any corneal topography products or any products which an objective observer familiar with the industry would identify as a corneal topography product (a "Competing Product").
                                    -----------------

          (b) During the term of this Agreement, Nidek shall not develop, manufacture, distribute, market, represent or promote any Competing Products other than the combination Model (as that term is defined in the Settlement Agreement); provided, however, that the development, manufacture distribution, marketing, representation or promotion by Nidek during the term of this Agreement of a stand-alone corneal topography product solely for use in conjunction with refractive surgical procedures (the "Refractive Surgery Model")
                                                      ------------------------
shall not constitute a "Competing Product" for purposes of this Agreement.

     (c) During the term of this Agreement, and in the event this Agreement (i) is terminated by Eyesys due to breach by Nidek pursuant to Section 12.2 or (ii) Nidek chooses not to renew this Agreement, and for an additional one year thereafter, Nidek shall not develop or have developed any Competing Products (other than the Combination Model and the Refractive Surgery Model).

     (d) Nidek agrees that during the term of this Agreement, and in the event this Agreement (i) is terminated by EyeSys due to breach by Nidek pursuant to
Section 12.2 or (ii) Nidek chooses not to renew this Agreement, and for an additional one year thereafter, no personnel who have been engaged in the representation of the Products for more than three (3) months will engage in the development, distribution, marketing, representation or promotion of any Competing Products (other than the Combination Model and the Refractive Surgery Model) for any division, group, subsidiary or affiliate of Nidek.

     (e) If Nidek breaches any of the covenants contained in this Section 2.8, in addition to any other rights or remedies it may have, EyeSys has the right to terminate this Agreement upon thirty (30) days' notice without further liability to Nidek.

     2.9   Labeling. All Products shall be labeled and in the livery of EyeSys's
           --------
standard products.

     2.10  Government Approvals.  Nidek agrees to use its best efforts to
           --------------------
promptly obtain and maintain government approvals to import, register and market the Products in any country in which it wishes to sell the Products and to proceed to secure and maintain, as may be required from time to time, government importing, registration and marketing approvals. Unless prohibited by local law, all such registrations and approvals shall be in the name of EyeSys. Nidek shall keep EyeSys generally informed of the regulatory requirements and shall submit a complete application for registration and marketing approval of the Products to the government health authorities in any country in which it wishes to sell the Products. If EyeSys so requests, Nidek shall notify EyeSys each time it submits an application for government registration and marketing approval for the Products and shall at EyeSys's request, supply EyeSys with copies of or access to Nidek's filings and clinical data concerning the Products and shall keep EyeSys fully informed of the progress of each such application. EyeSys and Nidek agree to disclose promptly to the other all reports and any information which they have available or which become available to them relating to any deleterious physiological effects caused by or related to the Products. If required by governmental regulation or law, EyeSys will deal directly with local regulatory agencies or other governmental bodies from time to time to complete the foregoing tasks.

     2.11  Bundled Sales Outside Territory.  Nidek shall have the right to sell
           --------------------------------
the Products outside of the Territory solely when the Products are bundled with the Nidek Excimer Laser ("Bundled Products") on a one for one basis. For
                          ----------------
purposes of this Agreement, sales on a "one-for-one basis" shall mean sales of one Product with each Nidek Excimer Laser.

3.   TERMS AND CONDITIONS FOR SUPPLY OF PRODUCTS
     -------------------------------------------

     3.1 Forecasts.  During the term of this Agreement, Nidek will provide
         ---------
EyeSys with a six (6) month rolling forecast setting forth its estimated requirements for shipment by month for Products and Spare Parts. Such forecasts are for planning purposes only, and will not be binding on either party.

     3.2  Orders.  All purchases and sales between EyeSys and Nidek will be
          ------
initiated by Nidek's issuance of written purchase orders sent via airmail or facsimile. Additionally, Nidek may initiate purchase orders verbally, provided that it confirms such orders in writing within seven (7) days. Such orders will state unit quantities, unit descriptions, requested delivery dates, and shipping instructions. EyeSys will use reasonable efforts to notify Nidek of the acceptance or rejection of a purchase order within fifteen (15) days of receipt of the purchase order, however, no purchase order will be binding upon EyeSys until accepted by EyeSys in writing. Partial shipment of an order will not constitute acceptance of an entire order.

     3.3  Lead Times.  To facilitate EyeSys's production scheduling, Nidek will
          ----------
submit purchase orders to EyeSys in accordance with EyeSys's then current lead times.

     3.4  Shipping.  All Products delivered pursuant to the terms of this
          --------
Agreement will be suitably packed for shipment in EyeSys's standard containers, marked for shipment to Nidek's address set forth above or to an address specified in Nidek's purchase order, and delivered to a carrier or forwarding agent chosen by Nidek. Should Nidek fail to designate a carrier, forwarding agent or type of conveyance, EyeSys will make such designation in conformance with its standard shipping practices. Shipment will be F.O.B. EyeSys's manufacturing facility ("Delivery Point"), at which time risk of loss and title
                         --------------
pass to Nidek. All freight, insurance and other shipping expenses from the Delivery Point, as well as any special packing expenses requested by Nidek, will be borne by Nidek.

     3.5  Deferral.  Nidek may defer shipments of Products currently on order,
          --------
in whole or in part, by giving EyeSys written notice at least fifteen (15) days prior to the scheduled delivery date. Deferring shipment of any Products ordered hereunder for more than fifteen (15) days beyond the originally requested delivery date for such Products will be deemed a cancellation of the original order, and subject to the provisions of Section 3.6 below.

     3.6  Cancellation.  At its option, Nidek may cancel purchase orders
          ------------
scheduled for shipment, subject to the following cancellation fees which are dependent upon the number of days in advance of the scheduled shipment date that Nidek notifies EyeSys of cancellation:


     Days before Ship Date              Cancellation Fee
     ---------------------              ----------------

     More than 30 days                         0%
     30-16 days                               15%
     15 days or less                          25%

In the event a Product previously rescheduled is subsequently canceled, the notice period for computing cancellations will be based on when notice of cancellation was given with respect to the originally scheduled delivery date.

     3.7  Inspection and Acceptance.  Nidek will inspect all Products for
          -------------------------
obvious physical damage promptly upon receipt thereof and may reject any Product that fails in any material way to meet the specifications for such Product identified in EyeSys's product literature. Any Product not properly rejected within twenty (20) days of receipt of that Product by Nidek (the "Rejection
                                                                  ---------
Period") will be deemed accepted.  To reject a Product, Nidek will, within the
------
Rejection period, notify EyeSys in writing or by fax of its rejection and request a Returned Material Authorization ("RMA") number. EyeSys will provide
                                            ---
the RMA number in writing or by fax to Nidek within fifteen (15) days of receipt of the request. Within ten (10) days of receipt of the RMA number, Nidek will return to EyeSys the rejected Product, freight prepaid, in its original shipping carton with the RMA number displayed on the outside of the carton. EyeSys reserves the right to refuse to accept any rejected Products that do not bear an RMA number on the outside of the carton. As promptly as possible but no later than thirty (30) working days after receipt by EyeSys of properly rejected Products, EyeSys will, at its option and expense, either repair or replace the Products and return such repaired or replaced Product to Nidek at EyeSys's expense. Improperly rejected Products shall be returned to Nidek at Nidek's expense.

4.  PRICE AND PAYMENT
    -----------------
     4.1  Price.  All prices are F.O.B. the Delivery Point.  The purchase price
          -----
("Purchase Price") to Nidek for hardware and software manufactured by EyeSys,
  --------------
excluding accessories, will be equal to a forty percent (40%) discount of EyeSys's price for such Products ("List Price"). EyeSys' current list prices
                                   ----------
and Nidek's cost for accessories are set forth in Exhibit A.  The difference
                                                  ---------
between Nidek's Purchase Price and Nidek's price to its customers shall be Nidek's sole remuneration for distribution of the Products hereunder.

     4.2  Purchase Requirement.  Nidek agrees that it shall, during the term of
          --------------------
this Agreement, purchase at least the number of units of Products set forth below ("Purchase Commitment"):
        -------------------

Period          Model III   System 2000
------          ---------   -----------
6/95 to 3/96       30       30 (20 in 12/95 for January 1996 delivery and 10 in
                               3/96 for April 1996 delivery)
4/96 to 3/97        0       60
Total              30       90

In the event Nidek fails to meet its purchase commitments in any period, EyeSys shall have the right, at its sole option, to terminate this Agreement.

     4.3  Payment.  EyeSys shall issue invoices to Nidek upon shipment of the
          -------
Products to Nidek. Nidek shall pay such invoices within thirty (30) days of the date of such invoice; provided that Nidek may delay payment on Products rejected and returned to EyeSys pursuant to Section 3.7 above until such time as Nidek accepts the repaired or replaced Product. EyeSys reserves the right to change credit terms provided herein when, in EyeSys's sole opinion, the financial condition and past payment history of Nidek so warrant such a change. Late payments will accrue interest at the rate of one and one-half percent (1.5%) a month, or the highest interest rate allowable by law, whichever is lower, and Nidek will pay all of EyeSys's costs and expenses (including reasonable attorneys' fees) to enforce and preserve EyeSys's rights under this
Section 4.3. In addition, in the event that Nidek becomes delinquent in the payment of any sum due hereunder, EyeSys will have the right to suspend performance until such delinquency is corrected.

     4.4  Price Changes.  EyeSys has the right to decrease its List Price upon
          -------------
fifteen (15) days advance written notice to Nidek and to increase its List Price upon sixty (60) days advance written notice to Nidek. Price increases will apply to all purchase orders received after the effective date of the revision. Decreases to EyeSys's List Price will apply to all accepted but unshipped orders.

     4.5  Taxes.  All amounts due hereunder are payable in full to EyeSys
          -----
without deduction and are net of taxes (including any withholding tax) and customs duties. In addition to such amounts, Nidek will pay sums equal to taxes (including, without limitation, sales, withholding, value-added and similar taxes) and customs duties paid or payable, however designated, levied, or based on amounts payable to EyeSys hereunder or on an end user's use or possession of the Product under or in accordance with the provisions of this Agreement, but exclusive of United States federal, state, and local taxes based on EyeSys's net income. In the event a single given Product (or its replacement) is subject to the imposition of a second VAT tax payment upon its return to Nidek after being properly returned to EyeSys for repair or replacement pursuant to Section 3.7 above or Section 9 below, EyeSys shall, upon presentation of documentary evidence of the imposition and payment of such second tax, credit Nidek for the amount of such second tax.

5.  ADDITIONAL OBLIGATIONS OF NIDEK
    -------------------------------

     5.1  Promotion of the Products.  Nidek shall, at its own expense, use its
          -------------------------
best efforts to vigorously promote the distribution of the Products in order to achieve maximum sales potential within the Territory. Such promotion shall include but not be limited to:

     (a) advertising the Products in trade publications, participating in appropriate trade shows, and directly soliciting orders from customers for the Products within the Territory.

     (b) placing the Products in Nidek's catalogues as soon as possible and feature the Products in any applicable trade show that it attends;

     (c) providing adequate contact with existing and potential customers within the Territory on a regular basis, consistent with good business practice: and

     (d) assisting EyeSys in assessing customer requirements for the Products, including modifications and improvements thereto, in terms of quality, design, functional capability, and other features.

5.2  Reports.  Nidek shall:
     -------

     (a) provide EyeSys with updated sales reports and inventory reports (broken down by month) in a form reasonable acceptable to EyeSys detailing Nidek's sales activities for Products within fifteen (15) days of the end of each calendar quarter. Such reports shall include, at a minimum updated monthly and six month rolling projection reports, win/loss reports, date sold, quantity of each type of Products sold, serial number, and the buyers' names and addresses, as well as the quarter-end inventory position on hand for each type of Product.

     (b) keep EyeSys advised of Nidek's marketing and sales promotion activities relative to the Products, orally and through quarterly written reports, which shall include, without limitation, information regarding:

     (1)  provision and training of sales personnel;

     (2)  provision and training of technical personnel;

     (3)  distribution activities in the Territory;

     (4) advertising activities, including a copy of all published advertisements and press releases;

     (5)  display of Products at appropriate trade shows and exhibitions;

     (6) market and technical information concerning products similar to the Products sold in the Territory.

     (c) submit to EyeSys an analysis of all competition for the Products in the Territory. In no event shall such analysis be required more than once per calendar year unless there has been an unexpected material change in market conditions, in which case Nidek shall use its reasonable effects to provide an analysis in response to such change.

     5.3  Finances and Personnel. Nidek shall maintain a net worth and working
          ----------------------
capital sufficient in EyeSys's reasonable judgment, to allow Nidek to perform fully and faithfully its obligations under this Agreement. Nidek also understands and acknowledges that the Products cannot be effectively marketed, supported or maintained unless it hires, trains and supports sufficient sales and technical staff to meet its obligations under this Agreement. Therefore, Nidek shall devote sufficient financial resources and hire, train and maintain sufficient technically qualified sales and support personnel in order to fulfill its responsibilities to market, sell and support the Products under this Agreement. Nidek shall equip its sales and support personnel with adequate training, marketing and technical, sales and technical literature, including such materials as may be made available by Eyesys.

     5.4  Representations.  Nidek shall limit its claims and representations
          ---------------
concerning the Products to those made by EyeSys in its published product literature, and not made any claims or representations in excess of such claims of EyeSys.

     5.5  Inventory Stocking.  Nidek shall carry in stock carry in stock at its
          ------------------
facilities sufficient Product so as to enable Nidek to properly discharge its obligations under this Agreement and to effectively demonstrate Products to prospective customers.

     5.6  Standard of Business Practices.  Nidek shall establish and maintain,
          ------------------------------
and shall cause its Subdistributors, employees, consultants and agents to establish and maintain a high standard of ethical business practices in connection with its distribution of the Products in the Territory, including, without limitation, full compliance with Section 16 below. Nidek shall at all times conduct its efforts hereunder with the highest commercial standards and in strict accordance with all applicable federal, state, local and other governmental laws, rules, directives and regulations ("Laws"). Nidek shall not knowingly solicit, nor shall EyeSys knowingly accept, any orders for Products whose end use would be in violation of any Laws. The Nidek shall be responsible for current and ongoing familiarity and compliance with all Laws applicable to the importation, distribution, marketing, sale, operation, use or support of the Products in the Territory and shall keep EyeSys informed on a timely basis as to all such Laws relating to the Products, including any provisions relating to packaging or health regulations.

     5.7  Intellectual Property Rights Registrations.  Nidek shall promptly
          ------------------------------------------
notify EyeSys in writing of, and shall assist EyeSys with any registrations or filings required to obtain copyright, trademark or other intellectual property rights protection, in EyeSys's name, for the Products in the Territory under applicable law. EyeSys shall be responsible for all fees or expenses incurred in connection with such intellectual property rights registrations or filings.

6.  ADDITIONAL OBLIGATIONS OF EYESYS
    --------------------------------

     6.1  Marketing Materials.  EyeSys shall provide Nidek with marketing and
          -------------------
technical information concerning the Products. Upon the execution of this Agreement, at EyeSys's expense, EyeSys shall provide Nidek with a reasonable supply of its brochures, instructional materials, advertising literature, and other data for the Products. A like quantity of said materials shall be provided to Nidek, at EyeSys's expense, for any new Products over the term of this Agreement. Additional quantities of said materials shall be available to
Nidek at EyeSys's cost.   All such materials shall be in English unless
otherwise agreed in writing.

     6.2  Response to Inquiries.  EyeSys shall promptly respond to all inquiries
          ---------------------
from Nidek concerning matters pertaining to this Agreement.

     6.3  Training.  EyeSys shall provide Nidek with training for Nidek's sales,
          --------
pre-sales, technical and support personnel at EyeSys's then current standard rates. Unless otherwise agreed, the training will take place at EyeSys's address set forth above or other EyeSys offices. Nidek shall pay all travel, food, lodging and other expenses for its employees to attend such training.

7.  CUSTOMER SUPPORT OBLIGATIONS
    ----------------------------

     7.1  Installation and In-Service Duties.  Nidek shall be responsible for
          ----------------------------------
the installation of Products sold by Nidek and shall perform all in-service duties related to such sales. This responsibility shall include, among other things, the unpacking, assembly, minor servicing, adjustment and customer instruction on the proper use of the Product. On a quarterly basis, Nidek shall provide EyeSys with a list of customers and installation dates. In addition, Nidek represents and warrants to EyeSys that its in-service check lists and warranty cards will be substantially similar to the EyeSye in-service checklists and warranty cards.

     7.2  Customer Service/Support.  Nidek shall be responsible for providing
          ------------------------
its customers with support and after-sales service for the Products at least equivalent to that provided by EyeSys to its own customers; provided that in no event shall the quality be less than the level necessary to meet customer demands in the Territory. Nidek shall respond to all service calls in the Territory for service and repair of the Products. The return and/or replacement of any Product shall be governed by the terms and conditions of sale set forth in this Agreement.

     (a) After the initial warranty period Nidek shall not provide Software Updates to Customers except pursuant to the terms of a software support agreement (a "Nidek Software Support Agreement"), in form and substance reasonably satisfactory to EyeSys. For each customer covered by a Nidek Software Support Agreement, Nidek shall pay EyeSys a fee as set forth in Exhibit A (the "EyeSys Support Fee"). EyeSys shall provide support to Nidek as set
        ------------------
forth in EyeSys' Hardware and Software Sales, Support and Obsolescence Policy ("Support Policy"), attached hereto as Exhibit D. No per copy EyeSys Support Fee shall be due with regard to support provided during the initial warranty period, currently one year, offered by EyeSys. The per copy EyeSys Support Fee shall be adjusted, as appropriate, for acquisition by customer of additional Products during the term of any Nidek Software Support Agreement, and a pro rata share of any such adjustments shall be paid to EyeSys.

     (b) Nidek shall maintain onsite staff support personnel sufficiently knowledgeable with respect to the Products to answer questions regarding the use, operation, service and repair of the Products. Nidek shall ensure that all questions regarding the use, operation, service and repair of the Products Marketed by Nidek are initially addressed and answered by Nidek.

     (c)  Nidek shall arrange with EyeSye, at Nidek's expense, for at least two
(2) qualified employee(s) of Nidek to attend EyeSys's training program in the service and repair of Products. In the event of termination of the employment of any such employee, Nidek shall notify EyeSys in writing of such termination, and of the name of another qualified employee, who shall, at Nidek's expense, attend and complete EyeSys's training program within ninety (90) days of the date of such termination.

     (d) Nidek shall ensure that all questions regarding the use or operation of Products marketed by Nidek are initially addressed to and answered by Nidek. Nidek will not represent to any third party that EyeSys is available to answer questions from any Subdistributor or other customer directly. Any Subdistributor or customer service questions resulting from Nidek's sales will be referred by EyeSys back to Nidek. However, Nidek shall allow EyeSys or a third party of EyeSys's choice to perform installation, support and maintenance obligations for customers in the Territory without obligation to pay any fees to Nidek in the event Nidek fails to perform any of such obligations to EyeSys's reasonable satisfaction. However, EyeSys agrees to provide thirty (30) days notice to Nidek of EyeSys's dissatisfaction with Nidek's performance of its obligations before EyeSys or EyeSys's third party designee performs such obligations.

     (e) EyeSys shall support Nidek's support and maintenance activities as specified in Sections 9 and 10 below.

     (f) Failure of Nidek to perform its obligations under this Section 7 shall be deemed a breach of this Agreement.

     7.3  Software Updates and Upgrades.  During the initial warranty period,
          -----------------------------
Nidek shall make Software Updates and Upgrades available to all End-Users.
After the expiration of the initial warranty period, Nidek shall make Software Updates and Upgrades available only to End-Users (for which Nidek has previously paid EyeSys an EyeSys Support Fee) through Nidek Software Support Agreements. Nidek may provide Software Updates and Upgrades to End-Users not covered by a Nidek Software Support Agreement (for which Nidek has previously paid EyeSys an EyeSys Support Fee), but shall only make Software Updates and Upgrades available to such End-Users as new Software products and additional Products.

     7.4  Back-Up Support.  During the term of this Agreement, EyeSys will
          ---------------
provide Nidek, without additional charge, reasonable back-up support concerning technical aspects and use of the Products as reasonably necessary in order for Nidek to provide support and service to its customers under the Nidek Software Support Agreements. Such back-up support shall include the following:

     (a) EyeSys shall provide back-up support to Nidek as set forth in EyeSys' Support Policy.

     (b)  EyeSys shall make available to Nidek, the following types of training:

     (1) sales training - this training shall include, but shall not be limited to, identification of target markets, qualification of potential customers and specific sales advice;

     (2) product support training - this training shall prepare Nidek personnel to support questions from Nidek's customers. It should contain all of the information made available under customer training and includes specific materials, such as the answers to the most frequent questions asked by customers, directed to customer support, as well as, technical instruction in the use and operation of the Product;

     (3) technical service training - this training shall provide technical instruction in the servicing and repair of the Products; and

     (4) During normal business hours, EyeSys will provide telephone consultation to Nidek with respect to any customer questions which Nidek cannot adequately answer. Nidek shall designate one (1) senior technical consultant, mutually agreeable to both Nidek and EyeSys, to act as the single point of contact.

     7.5  Inspections.  Nidek shall, upon reasonable notice, permit EyeSys
          -----------
personnel to enter Nidek's facilities to conduct audits of Nidek's maintenance, support and training activities. In the event that EyeSys determines that Nidek's maintenance, support and training activities are not sufficient to meet the requirements of this Section 7 and Nidek fails to remedy within thirty (30) days after being given notice thereof, (i) EyeSys shall have the right to appoint a third party to provide support to Product customers in the Territory,
(ii) revise the discount schedule provided for in the agreement and (iii) Nidek shall do all things in its power to assist such third party in providing such service, including without limitation providing EyeSys with a list of all Product customers in the Territory.

     7.6  Excluded Sales.  Notwithstanding anything herein to the contrary,
          --------------
Nidek shall not be obligated to perform any installation, maintenance or other services for any Products sold in the Territory through to an Excluded Sale.

8.  PRODUCT CHANGES
    ---------------

     8.1  Additional Products.  EyeSys may, from time to time, amend Exhibit A
          -------------------
to add such other products as EyeSys, during the term of this Agreement, offers for sale to its other distributors on terms and conditions announced by EyeSys.

     8.2  Design Modifications.  EyeSys will have the right to make any design
          --------------------
modification to any of the Products at any time without incurring any obligation to make such modification to any of the Products previously sold; provided, however, that EyeSys will provide Nidek with sixty (60) days prior written notice of any such modifications that materially affect form, fit or function.

     8.3  Deletion of Products.  EyeSys may delete any Product from Exhibit A
          --------------------                                      ---------
effective sixty (60) days after written notice to Nidek of such deletion.
During such notice period, Nidek may continue to place orders for such deleted Products, provided that the delivery dates requested by Nidek are within six (6) months of the effective date of EyeSys's Product deletion.

9.  WARRANTY
    --------

     9.1  Limited Warranty
          ----------------

     (a)  Hardware.  EyeSys hereby warrants to Nidek that Products purchased
          --------
hereunder will be free from defects in material and workmanship for a period of the lesser of (i) fifteen (15 months from the date of receipt of such Product by Nidek, (ii) twelve (12) months from the date of delivery by Nidek to such customer, or, (iii) with respect to any repaired, reconditioned or replaced Product, ninety (90) days from the date of shipment to Nidek or until the original warranty for the Product expires, whichever period is longer. Nidek's sole and exclusive remedy, and EyeSys's sole and exclusive liability, under this warranty will be to repair or replace the defective Product or, where such cannot be accomplished, EyeSys may, at its option, refund the purchase price paid therefore.

     (b)  Software.  EyeSys warrants that the media on which the Software is
          --------
recorded will be free from defects in materials and workmanship under normal use for a period of ninety (90) days from the date of shipment to Nidek of such Software. Nidek's sole and exclusive remedy, and EyeSys's sole and exclusive liability, under this warranty will be EyeSys's replacement of the media.

     9.2  Customer Warranty.  Nidek shall pass on to its customers EyeSys's
          -----------------
standard limited warranty for the Products, including the limitations set forth in the following paragraphs. Pursuant to such warranty, Nidek shall return any alleged defective Product to EyeSys. Nidek shall have no authority to accept any returned Products which it desires to return to EyeSys without prior authorization from EyeSys as provided herein.

     9.3  Exclusions.  The express warranties set forth in Section 9.1 above
          ----------
will not apply to defects in a Product: (i) caused through no fault of EyeSys during shipment to or from Nidek, (ii) caused by software other than the Software, (iii) caused by the use or operation of Products in an application or environment other than that intended or recommended by EyeSys, (iv) caused by modifications or alterations made to the Products by any party other than EyeSys, (v) caused by the unauthorized use of the Products by Nidek or any third party, (vii) caused by failure of Nidek to comply with any of the return procedures specified in this Agreement, or (viii) which are the result of the Products being subjected to unusual physical or electrical stress.

     9.4  Warranty Procedures.  Nidek will send Products with defects covered by
          -------------------
the foregoing warranty to the repair facility designated by EyeSys. Nidek will request authorization from EyeSys prior to the return of each defective Product for repair or replacement by EyeSys. Upon such request, EyeSys will provide Nidek with a RMA tracer number to be prominently displayed on the shipping container for the defective Product. Once EyeSys authorizes the return of any defective Product, Nidek will ship such Product to the repair facility, within ten (10) days, freight prepaid, in its original shipping container or in a container of equivalent protective constitution. If such defective Product is received by EyeSys during the applicable warranty period, EyeSys will, at its sole option and expense, repair or replace such Product, employing at its option, new or used Products, to make such repair or replacement, and will ship the repaired or replaced Product to Nidek at EyeSys's expense. If a returned Product is determined by EyeSys not to be covered by the warranty, at the request of Nidek, EyeSys shall return such Product to Nidek at Nidek's expense. The foregoing states the sole liability and obligation of EyeSys arising out of this warranty.

     9.5  Inspection and Testing Charge.  In the event EyeSys's inspection and
          -----------------------------
testing discloses that the returned Product is not defective within the terms of this warranty or the product acceptance provisions set forth in Section 3.7 above, the Nidek will be subject to a Two Hundred and Fifty Dollar ($250.00) testing charge per Product.

     9.6  Stored Data.  Nidek will be responsible for saving or backing up data
          -----------
contained in any Product returned to EyeSys for in warranty or out of warranty repairs or service. EYESYS WILL HAVE NO RESPONSIBILITY FOR SUCH DATA AND WILL HAVE NO LIABILITY ARISING OUT OF ANY DAMAGE TO OR LOSS OF SUCH DATA WHILE THE PRODUCT IS IN EYESYS'S POSSESSION.

     9.7  Spare Parts Procedures.  Parts removed from Products and Spare Parts
          ----------------------
returned to EyeSys for repair or replacement will be treated as Products subject to Sections 9.1 through 9.6 above. Parts removed from Products and Spare Parts returned to EyeSys for repair or replacement must be accompanied by a removable tag or label bearing the following information: (i) the model number and serial number of the Product the defective part was removed from, if applicable, (ii) identification of the part and (iii) the defect for which the part or Spare Part is being returned.

     9.8  Disclaimer.  EXCEPT FOR THE ABOVE EXPRESS WARRANTIES SET FORTH IN
          ----------
SECTION 9.1 ABOVE, EYESYS MAKES AND NIDEK RECEIVES NO WARRANTIES OR CONDITIONS, EXPRESS, IMPLIED, STATUTORY, OR IN ANY OTHER PROVISION OF THIS AGREEMENT OR COMMUNICATION WITH NIDEK, AND EYESYS SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

10.  OUT OF WARRANTY REPAIR AND SERVICE SUPPORT
     ------------------------------------------

     10.1  Hardware.  EyeSys agrees to make available to Nidek all necessary
           --------
services at a repair facility designated by EyeSys to repair and recondition Products sold pursuant to this Agreement until four (4) years following the earlier of EyeSys discontinuing such Product or the termination of this Agreement. The cost of repairing or reconditioning a Product will be subject to EyeSys's standard out of warranty costs, terms and conditions in effect at the time of shipment back to Nidek of repaired or reconditioned Products. All Products returned for out of warranty repairs will be sent and delivered, F.O.B. EyeSys's repair facility and Nidek will bear all shipping expenses to and from such facility.

     10.2  Spare Parts.  EyeSys agrees to sell Spare Parts to Nidek during the
           -----------
term of this Agreement and for a period of four (4) years thereafter. At any time prior to the expiration of such four year period, EyeSys agrees to sell Licensee such number of spares kits at EyeSys' costs plus 30% as Nidek may reasonably request. Spare Parts will be ordered and delivered in the manner described in Section 3.

     10.3  Software.  Nidek agrees that it will provide all first-line support
           --------
to its end user customers. EyeSys agrees to provide reasonable back-up support to assist Nidek in its support obligations.

11.  INTELLECTUAL PROPERTY INFRINGEMENT INDEMNITY
     --------------------------------------------

     11.1  Indemnity.  EyeSys agrees to defend and hold Nidek harmless against
           ---------
any loss, liability or expense (including reasonable attorneys' fees) paid to third parties arising from any action or claim brought or threatened against Nidek alleging that the Products under normal use infringe any third party's United States patent, copyright, trademark, trade secret or other intellectual property right. EyeSys will be released from its obligations under this Section
9.1 unless Nidek provides EyeSys with (i) prompt written notice of such claim or action, (ii) sole control and authority over the defense or settlement of such claim or action and (iii) proper and full information and reasonable assistance to defend and/or settle any such claim or action.

     11.2  Remedy.  In the event that any Product is held, or in Eyesys's sole
           ------
opinion, may be held to constitute such an infringement, Eyesys may, at its option and expense, (i) obtain for Nidek the right to continue to use such Product as intended, (ii) modify such Product so that it becomes non-infringing, but without materially altering the functionality of the Product or (iii) replace such Product with a functionality equivalent non-infringing Product.

     11.3  Limitations.  Notwithstanding the provisions of Section 9.1 above,
           -----------
EyeSys assumes no liability for infringement claims arising from (i) combination of Products with other products not provided by EyeSys, but not covering such Products standing alone, (ii) the modification of such Products unless such modification was made or authorized by EyeSys, where such infringement would not have occurred but for such modifications, (iii) EyeSys's compliance with specifications provided by Nidek, or (iv) any marking or branding placed on the Products by, or at the request of, Nidek.

     11.4  DISCLAIMER.  THE FOREGOING STATES THE ENTIRE LIABILITY AND
           ----------
OBLIGATIONS OF EYESYS AND THE EXCLUSIVE REMEDY OF NIDEK, WITH RESPECT TO ANY ALLEGED OR ACTUAL INFRINGEMENT OF PATENTS, COPYRIGHTS, TRADE SECRETS, TRADEMARKS OR OTHER INTELLECTUAL PROPERTY RIGHTS BY THE PRODUCTS.

12.  TERM AND TERMINATION
     --------------------

     12.1  Term.  This Agreement will become effective as of the Effective Date
           ----
and will continue in force until March 31, 1997, unless earlier terminated according to the terms of this Section 12. On or about December 31, 1996, the parties may agree to (i) extend the terms of this Agreement for an additional period to be determined at that time, (ii) to modify this Agreement to provide for co-exclusive distribution or (iii) to terminate this Agreement.

     12.2  Termination for Cause.  This Agreement may be terminated by either
           ---------------------
party upon notice, if the other party (i) breaches any material term or condition of this Agreement and fails to remedy the breach within sixty(60) days after being given notice thereof; provided, however, that for any breach other than the failure to pay money hereunder, if such breach cannot be cured within such sixty (60) day period, but (x) the breach is capable of cure, (y) the breaching party commences to effect a cure within such sixty (60) day period and (z) the breaching party diligently pursues such cure, the breaching party will have so much time as is reasonably necessary to cure such default, (ii) becomes the subject of any voluntary or involuntary proceeding under the U.S. Bankruptcy Code or state insolvency proceeding and such proceeding is not terminated within sixty (60) days of its commencement or
(iii) ceases to be actively engaged in business.

     12.3  Effect of Termination or Expiration.  In the event of a termination
           -----------------------------------
or expiration of this Agreement, EyeSys will have the right to terminate all outstanding purchase orders. Those purchase orders not terminated will remain subject to the provisions of this Agreement. Termination or expiration of this Agreement will not, however, release purchaser from making payments which it owes to EyeSys under the terms of this Agreement.

     12.4  No Liability For Expiration or Termination.  Neither EyeSys nor Nidek
           ------------------------------------------
shall by reason of the expiration or termination of this Agreement, be liable to the other for compensation, reimbursement or damages on account of any loss of prospective profits or anticipated sales or on account of expenditures, investments, leases, or commitments made in connection with this Agreement or the anticipation of extended performance hereunder.

     12.5  Survival Provisions.  The provisions of Sections 2.6, 4, 9, 10, 11,
           -------------------
12, 13, 15, 16 and 17 will survive the termination or expiration of this Agreement for any reason.

13.  PROPRIETARY RIGHTS
     ------------------

     13.1  Confidential Information.  The parties acknowledge that by reason of
           ------------------------
their relationship to each other hereunder each will have access to certain information and materials concerning the other's business, plans, customers, technology, and/or products that is confidential and of substantial value to that party, which value would be impaired if such information were disclosed to third parties ("Confidential Information"). Each party agrees that it will not
                ------------------------
use in any way for its own account, or the account of any third party. Each party will take every reasonable precaution to protect the confidentiality of such Confidential Information. Upon request by the receiving party, the disclosing party will advise whether or not it considers any particular information or materials to be Confidential Information. Nidek will not publish any technical description of the Products beyond the description published by EyeSys. The receiving party acknowledges that the disclosing party's Confidential Information is unique property of extreme value of the disclosing party, and that unauthorized use or disclose thereof would cause the other party irreparable harm that could not be compensated by monetary damages. Accordingly, each party agrees that the other will be entitled to injunctive and preliminary relief to remedy any actual or threatened unauthorized use or disclose of such party's Confidential Information.

     13.2  Notices.  All proprietary notices incorporated in, marked on, or
           -------
fixed to the Products by EyeSys will not be removed or obliterated by Nidek.

     13.3  Ownership.  Nidek agrees that EyeSys owns all right, title, and
           ---------
interest in the product lines that include the Products and in all of EyeSys's patents, trademarks, trade names, inventions, copyrights, know-how, and trade secrets relating to the design, manufacture, operation or service of the Products. The use by Nidek of any of these property rights is authorized only for the purposes herein set forth, and upon termination of this Agreement for any reason such authorization shall cease.

     13.4.  No Right to Manufacture or Copy.  The Products are sold and the
            -------------------------------
Software is licensed by EyeSys subject, in every case, to the condition that such sale and license does not convey any license, expressly or by implication, to manufacture, duplicate, or otherwise copy or reproduce the Products or Software, through reverse engineering or any other means (other than as expressly permitted under the terms and conditions of the License Agreement). Nidek agrees to take appropriate steps with its customers, as EyeSys may request, to inform them of and assure their compliance with the restrictions contained in this Section 13.4. Nidek agrees that it shall not, nor shall it permit any third party to, decompile, reverse engineer, prepare derivative works of or otherwise alter the source code or object code of the Software (other than as expressly permitted under the terms and conditions of the License Agreement).

14.  TRADEMARKS
     ----------

     14.1  Use.  During the term of this Agreement, Nidek shall have the right
           ---
to indicate to the public that it is an authorized distributor of EyeSys's Software and to advertise (within the Territory) such Software under the trademarks, marks, and trade names that EyeSys may adopt from time to time ("Trademarks"). Nidek shall not alter or remove any Trademarks applied at the factory to the Software copies, packages, or other materials contained therein. Nothing herein shall grant to Nidek any right, title or interest in the Trademarks. At no time during or after the term of this Agreement shall Nidek challenge or assist others to challenge the Trademarks or the registration thereof or attempt to register any trademarks, marks or trade names confusingly similar to the Trademarks.

     14.2  Approval of Representations.  All representations of the Trademarks
           ---------------------------
that Nidek intends to use shall first be submitted to EyeSys for approval (which shall not be unreasonably withheld) of design, color, and other details or shall be exact copies of those used by EyeSys. If any of the Trademarks are to be used in conjunction with another trademark on or in relation to the Software, then EyeSys's mark shall be presented equally legibly, equally prominently, and of greater size than the other but nevertheless separated from the other so that each appears to be a mark in its own right, distinct from the other mark.

15.  LIMITATION OF LIABILITY
     -----------------------

EYESYS'S LIABILITY UNDER THIS AGREEMENT WILL NOT EXCEED THE LESSER OF THE AMOUNTS RECEIVED BY EYESYS FROM NIDEK UNDER THE AGREEMENT IN THE MOST RECENT TWELVE (12) MONTH PERIOD OR $100,000. IN NO EVENT WILL EYESYS HAVE ANY LIABILITY FOR ANY SPECIAL, INDIRECT, OR CONSEQUENTIAL

DAMAGES INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOST PROFITS, LOSS OF DATA OR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, ARISING IN ANY WAY OUT OF THIS AGREEMENT UNDER ANY CAUSE OF ACTION, WHETHER OR NOT EYESYS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THESE LIMITATIONS WILL APPLY NOTWITHSTANDING THE FAILURE OR THE ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

16.  COMPLIANCE WITH LAWS
     --------------------

     16.1  Import & Export Controls.  Nidek understands that EyeSys is subject
           ------------------------
to regulation by agencies of the U.S. government, including the U.S. Department of Commerce, which prohibit export or diversion of certain products and technology to certain countries. Any and all obligations of EyeSys to provide Products, as well as any technical assistance, will be subject in all respects to such United States laws and regulations and will from time to time govern the license and deliver of technology and products abroad by persons subject to the jurisdiction of the United States, including the Export Administration Act of 1979, as amended, any successor legislation, and the Export Administration Regulations issued by the Department of Commerce, International Trade Administration, or Office of Export Licensing. Nidek warrants that it will comply in all respects with the export and reexport restrictions set forth in the export license (if necessary) for every Product shipped to Nidek. Nidek will take all actions which may be reasonably necessary to assure that no end-user contravenes such United States laws or regulations.

     Without in any way limiting the provisions of this Agreement, Nidek agrees that unless prior authorization is obtained from the Office of Export Licensing, it will not export, reexport, or transship, directly or indirectly, to country groups Q,S,W,Y or Z (as defined in the Export Administration Regulations), or Afghanistan or the People's Republic of China (excluding Taiwan) any of the technical data disclosed to Nidek or the direct product of such technical data or otherwise contravene the Export Administration Regulations or other United States laws and regulations in effect from time to time.

     16.2  English Language.  This Agreement was negotiated and executed in
           ----------------
English, and the original English language version will be controlling.

     16.3  Government Approvals.  Nidek represents and warrants that no consent
           --------------------
or approval of any governmental authority is required in connection with the valid execution and performance of this Agreement.

     16.4  Currency Control.  Nidek represents and warrants that no currency
           ----------------
control laws prevent the payment to EyeSys of any sums due under this Agreement.

17.  MISCELLANEOUS
     -------------

     17.1  Governing Law.  The rights and obligations of the parties under this
           -------------
Agreement will not be governed by the 1980 U.N. Convention on Contracts for the International Sale of Goods; rather such rights and obligations will be governed by and construed under the laws of the State of California, including is Uniform Commerical Code, without reference to conflict of laws principles.

     17.2  Arbitration.  Any dispute or claim arising out of or in connection
           -----------
with this Agreement will be finally settled by binding arbitration in San Francisco, California under the Rules of Arbitration of the American Arbitration Association by one arbitrator appointed in accordance with said rules. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the parties may apply to any court of competent jurisdiction for injunctive relief without breach of this arbitration provision.

     17.3  Indemnification by Nidek.  Nidek agrees to indemnify EyeSys against
           ------------------------
any damages, costs (including attorney's fees and costs) or other liability arising from claims by any other party resulting from Nidek's representation of the Products in a manner inconsistent with EyeSys' Product descriptions and warranties.

     17.4  Entire Agreement; Enforcement of Rights.  This Agreement, the
           ---------------------------------------
Settlement Agreement and the License Agreement set forth the entire agreement and understanding of the parties relating to the subject matter herein and therein and merge all prior discussion between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by the party to be charged. The failure by either party to enforce any rights hereunder will not be construed as a waiver of any rights of such party.

     17.5  Independent Contractors.  The relationship of EyeSys and Nidek
           -----------------------
established by this Agreement is that of independent contractors, and nothing contained in this Agreement will be construed (i) to give either party the power to direct or control the day-to-day activities of the other or (ii) to constitute the parties as partners, joint ventures, co-owners or otherwise as participants in a joint or common undertaking. All sales and other agreements between Nidek and its customers are Nidek's exclusive responsibility and will not affect EyeSys's obligations under this Agreement. Nidek will be solely responsible for, and will indemnify, defend and hold EyeSys harmless against all claims, damages, and lawsuits arising from the acts and omissions of Nidek, its employees, servants, agents or any of them.

     17.6  Assignment.  The rights and liabilities of the parties hereto will
           ----------
bind and inure to the benefit of their successors, executors or administrators; provide, however, that Nidek may not assign or delegate this Agreement or any of its licenses, rights or duties under this Agreement, whether by operation of law or otherwise, without the prior written consent of EyeSys, except to a person or entity into which it has merged or which has otherwise succeeded to all or substantially all of its business and assets to which this Agreement pertains, by merger, reorganization or otherwise, and which has assumed in writing or by operations of law its obligations under this Agreement. Any attempted assignment in violation of the provisions of this Section 17.6 will be void.

     17.7  Severability.  In the event that any provision of this Agreement
           ------------
becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision; provided that no such severability will be effective if it materially changes the economic benefit of this Agreement to either EyeSys or Nidek.

     17.8  Notices.  Any required notices hereunder will be given in writing at
           -------
the address of each party set forth above, or to such other address as either party may substitute by written notice to the other in the manner contemplated herein, and will be deemed served when delivered or, if delivery is not accomplished by reason or some fault of the addressee, when tendered.

     17.9  Force Majeure.  Neither party will be liable to the other for any
           -------------
default (other than failure to pay money) hereunder if such default is caused by an event beyond such party's control, including without limitation acts or failures to act of the other party, strikes or labor disputes, component shortages, unavailability of transportation, fires, governmental requirements, floods, winds, earthquakes and other acts of God (a "Force Majeure Event"). In the event of threatened or actual non-performance as a result of any of the above causes, the non-performing party will exercise commercially reasonable efforts to avoid and cure such non-performance.

     17.10  Titles and Subtitles.  The titles and subtitles used in this
            --------------------
Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

     17.11  Counterparts. this Agreement may be executed in two or more
            ------------
counterparts, each of which will be deemed an original and all of this together will constitute one instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


NIDEK CO., LTD.                           EYESYS TECHNOLOGIES, INC.


By: /s/ H. Ozawa                          By: /s/ Frederick ??????
   ------------------------------             ----------------------------
   Name:  H. Ozawa                            Name:  Frederick ?????
   Title: President                           Title: President & CEO